UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-53674

(Check one)

[ ] Form 10-K    [ ] Form 11-K    [ ] Form 20-F    [X ] Form 10-Q    [ ] Form N-SAR

For Period Ended: June 30, 2015

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR for Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Full Name of Registrant: Revolutionary Concepts, Inc.

Former Name if Applicable: ____________________________________

Address of Principal Executive Office (Street and Number): 4822 Albemarle Rd Suite 209

State and Zip Code: Charlotte, NC 28079

PART II

RULES 12b-25(b) AND (c)If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[  ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ] (c) The accountants’ statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, NSAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

Registrant is unable to file its Form 10-Q for the quarter ended June 30, 2015 in a timely fashion due to the apparent resignation of its auditor of record.  Registrant is working to appoint and engage new auditors of record, and will file this Form 10-Q report as quickly as it is able.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ronald Carter  (980) 225-5376

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[] Yes [X ] No

Annual Report on Form 10-K for the year ending December 31, 2014

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

[ ] Yes [ X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revolutionary Concepts, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: August 11, 2015

By: /s/ Ronald Carter

Ronald Carter

Chief Executive Officer (Principal Executive Officer)